July 23, 2025

Michael McFadden
Chief Executive Officer
Alpha Cognition Inc.
1452 Hughes Rd., Ste 200
Grapevine, TX 76051

       Re: Alpha Cognition Inc.
           Registration Statement on Form S-3
           Filed July 21, 2025
           File No. 333-288823
Dear Michael McFadden:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jason Brenkert